United States securities and exchange commission logo





                                January 19, 2023

       Anqiang Chen
       Financial Controller
       Tuniu Corporation
       Tuniu Building No. 32
       Suningdadao, Xuanwu District
       Nanjing, Jiangsu Province 210042
       The People   s Republic of China

                                                        Re: Tuniu Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
December 28, 2022
                                                            File No. 001-36430

       Dear Anqiang Chen:

              We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       Cash Flows through Our Organization, page 4

   1. Your discussion of limitations on cash transfers appears to be limited to the PRC. Given that at least one of
the entities in your corporate structure, as per disclosure on page F-9, was formed under Hong
Kong law, please revise to also discuss limitations applicable to Hong Kong and Macau.
 Anqiang Chen
Tuniu Corporation
January 19, 2023
Page 2


D. Risk Factors, page 11

2. We have considered your response to prior comment 1 and continue to believe that revised disclosure is necessary. Please revise to discuss any restrictions, limitations, rules, or regulations under Hong Kong and Macau law that are commensurate to those of the
         PRC.
       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 with any questions.



FirstName LastNameAnqiang Chen                                   Sincerely,
Comapany NameTuniu Corporation
                                                                 Division of
Corporation Finance
January 19, 2023 Page 2                                          Office of
Energy & Transportation
FirstName LastName